SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 6)*

ArTara Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04300J107

(CUSIP Number)

David Clark

Elliot Press

Deerfield Mgmt, L.P.

780 Third Avenue, 37th Floor

New York, New York 10017

(212) 551-1600

With a copy to:

Mark D. Wood, Esq.

Jonathan D. Weiner, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 14 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Cusip No. 04300J107	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

Cusip No. 04300J107	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,677
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,677
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,677
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.15%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

Cusip No. 04300J107	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,944
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,944
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,944
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.38%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

Cusip No. 04300J107	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 402,049
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 402,049
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,049
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.88%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

Cusip No. 04300J107	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,677 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,677 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,677 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.15%
14	TYPE OF REPORTING PERSON PN

(1) Comprised of shares of common stock held by Deerfield Partners, L.P., of which Deerfield Mgmt, L.P. is the general partner.

SCHEDULE 13D

Cusip No. 04300J107	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,944 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,944 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,944 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.38%
14	TYPE OF REPORTING PERSON PN

(2) Comprised of shares of common stock held by Deerfield Private Design Fund III, L.P., of which Deerfield Mgmt III, L.P. is the general partner.

SCHEDULE 13D

Cusip No. 04300J107	Page 8 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 402,049 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 402,049 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,049 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.88% (3)
14	TYPE OF REPORTING PERSON PN

(3) Comprised of shares of common stock held by Deerfield Private Design Fund IV, L.P., of which Deerfield Mgmt IV, L.P. is the general partner.

SCHEDULE 13D

Cusip No. 04300J107	Page 9 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 432,670 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 432,670 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 432,670 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.40%
14	TYPE OF REPORTING PERSON PN

(4) Comprised of shares of common stock held by Deerfield Private Design Fund III, L.P., Deerfield Partners, L.P. and Deerfield Private Design Fund IV, L.P. Deerfield Management Company, L.P. is the investment manager of each of Deerfield Private Design Fund III, L.P., Deerfield Partners, L.P. and Deerfield Private Design Fund IV, L.P.

SCHEDULE 13D

Cusip No. 04300J107	Page 10 of 14 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 432,670 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 432,670 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 432,670 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.40%
14	TYPE OF REPORTING PERSON IN

(5) Comprised of shares of common stock held by Deerfield Private Design Fund III, L.P., Deerfield Partners, L.P. and Deerfield Private Design Fund IV, L.P. James E. Flynn is the sole member of the general partner of each of Deerfield Mgmt, L.P., Deerfield Mgmt III, L.P., Deerfield Mgmt IV, L.P. and Deerfield Management Company, L.P. Deerfield Management Company, L.P. is the investment manager of each of Deerfield Private Design Fund III, L.P., Deerfield Private Design Fund IV, L.P. and Deerfield Partners, L.P. Deerfield Mgmt III, L.P. is the general partner of Deerfield Private Design Fund III, L.P. Deerfield Mgmt IV, L.P. is the general partner of Deerfield Private Design Fund IV, L.P. Deerfield Mgmt, L.P. is the general partner of Deerfield Partners, L.P.

This Amendment No. 6 (this “Amendment”) to Schedule 13D amends the Schedule 13D (as previously amended, the “Schedule 13D”) filed by (i) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (ii) Deerfield Management Company, L.P. (“Deerfield Management”), (iii) Deerfield Mgmt III, L.P. (“Deerfield Mgmt III”), (iv) Deerfield Special Situations Fund, L.P. (“Deerfield Special Situations Fund”), (v) Deerfield Partners, L.P. (“Deerfield Partners”), (vi) Deerfield Private Design Fund III, L.P. (“Deerfield Private Design Fund III”), (vii) Deerfield Private Design Fund IV, L.P. (“Deerfield Private Design Fund IV”), (viii) Deerfield Mgmt, L.P. (“Deerfield Mgmt IV”), (ix) James E. Flynn (“Flynn” and, collectively with Deerfield Mgmt, Deerfield Management, Deerfield Mgmt III, Deerfield Special Situations Fund, Deerfield Partners, Deerfield Private Design Fund III, Deerfield Private Design Fund IV and Deerfield Mgmt IV, the “Reporting Persons”) and certain other persons, with respect to the securities of ArTara Therapeutics, Inc. (formerly known as Proteon Therapeutics, Inc.), as amended by Amendment Nos. 1, 2, 3, 4 and 5 to the Schedule 13D filed on August 4, 2017, August 22, 2017, December 4, 2017, November 8, 2019 and November 14, 2019, respectively. Deerfield Special Situations Fund, Deerfield Partners, Deerfield Private Design Fund III and Deerfield Private Design Fund IV are collectively referred to herein as the “Funds.”

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

This Statement on Schedule 13D relates to the shares of Common Stock, par value $0.001 per share (the “Common Stock”), of ArTara Therapeutics, Inc. (formerly known as Proteon Therapeutics, Inc.), a Delaware corporation (the “Company”). The address of the Company's principal executive office is 1 Little West 12th Street, New York, NY 10014.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following:

Effective as of January 1, 2020, Deerfield Special Situations Fund contributed 149,676 shares of Common Stock (or 3,741 shares of Common Stock after giving effect to the Reverse Stock Split (as defined below)) to Deerfield Partners in connection with the consolidation of Deerfield Special Situations and Deerfield Partners (the “Fund Consolidation Transaction”). Deerfield Partners issued limited partnership interests to certain Deerfield Special Situations Fund investors in exchange for such shares. As a result of the Fund Consolidation Transaction, Deerfield Special Situations Fund ceased to be the beneficial owner of any shares of Common Stock.

As previously announced by the Company, on January 9, 2020, the Company consummated the transactions contemplated by the Agreement and Plan of Merger and Reorganization, dated as of September 23, 2019, by and among the Company, REM 1 Acquisition, Inc., and ArTara Subsidiary, Inc., as amended, including the Merger. Immediately following the consummation of the Merger on January 9, 2020, the 15,200 shares of Series A Convertible Preferred Stock held by Deerfield Private Design Fund IV, with an aggregate stated value of $15,200,000, automatically converted into an aggregate of 381,947 shares of Common Stock in accordance with the Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock, as amended (as amended, the “Certificate of Designation”) at a conversion price of $39.796 per share (after giving effect to the Reverse Stock Split). In accordance with the Certificate of Designation, the conversion price for the Series A Convertible Preferred Stock was adjusted as of January 9, 2020 to reflect the 1-for-40 reverse stock split (the “Reverse Stock Split”) effected by the Company in connection with, and prior to the consummation of, the Merger.

Item 5.	Interests in Securities of the Issuer

Items 5(a), (b), (c) and (e) of the Schedule 13D are hereby amended and restated as follows:

(a)

(1) Deerfield Special Situations Fund

Number of shares: 0

Percentage of shares: 0.00%*

(2) Deerfield Partners

Number of shares: 8,677

Percentage of shares: 0.15%*

(3) Deerfield Private Design Fund III

Number of Shares: 21,944

Percentage of Shares: 0.38%*

(4) Deerfield Private Design Fund IV

Number of Shares: 402,049

Percentage of Shares: 6.88%*

(5) Deerfield Mgmt

Number of shares: 8,677

Percentage of shares: 0.15%*

(6) Deerfield Mgmt III

Number of Shares: 21,944

Percentage of Shares: 0.38%*

(7) Deerfield Mgmt IV

Number of Shares: 402,049

Percentage of Shares: 6.88%*

(8) Deerfield Management

Number of shares: 432,670

Percentage of shares: 7.40%*

(9) Flynn

Number of shares: 432,670

Percentage of shares: 7.40%*

*Percentage beneficial ownership reported herein reflects 5,843,682 shares of common stock outstanding, after giving effect to the conversion of Series A Convertible Preferred Stock reported herein, based on the number of shares of Common Stock outstanding furnished to the Reporting Persons by a representative of the Company.

(b)

(1) Deerfield Special Situations Fund

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 0

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 0

(2) Deerfield Partners

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 8,677

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 8,677

(3) Deerfield Private Design Fund III

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 21,944

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 21,944

(4) Deerfield Private Design Fund IV

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 402,049

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 402,049

(5) Deerfield Mgmt

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 8,677

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 8,677

(6) Deerfield Mgmt III

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 21,944

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 21,944

(7) Deerfield Mgmt IV

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 402,049

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 402,049

(8) Deerfield Management

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 432,670

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 432,670

(9) Flynn

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 432,670

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 432,670

Flynn is the sole member of the general partner of each of Deerfield Mgmt, Deerfield Mgmt III, Deerfield Mgmt IV and Deerfield Management.  Deerfield Mgmt is the general partner of Deerfield Partners. Deerfield Mgmt III is the general partner of Deerfield Private Design Fund III. Deerfield Mgmt IV is the general partner of Deerfield Private Design Fund IV. Deerfield Management is the investment manager of each of Deerfield Private Design Fund III, Deerfield Partners and Deerfield Private Design Fund IV.

(c) Except as set forth in Item 3, the Reporting Persons have not engaged in any transactions in the Company’s securities during the past 60 days.

(e) As of January 1, 2020, Deerfield Special Situations Fund ceased to beneficially own more than five percent of the Common Stock.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2020

DEERFIELD MGMT, L.P.

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title:   Attorney-in-Fact

DEERFIELD MGMT III, L.P.

By: J.E. Flynn Capital III, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title:   Attorney-in-Fact

DEERFIELD MGMT IV, L.P.

By: J.E. Flynn Capital IV, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title:   Attorney-in-Fact

DEERFIELD SPECIAL SITUATIONS FUND, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title:   Attorney-in-Fact

DEERFIELD PARTNERS, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title:   Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND III, L.P.

By: Deerfield Mgmt III, L.P., General Partner

By: J.E. Flynn Capital III, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title:   Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND IV, L.P.

By: Deerfield Mgmt IV, L.P., General Partner

By: J.E. Flynn Capital IV, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title:   Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By: Flynn Management LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title:   Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler

Jonathan Isler, Attorney-in-Fact